Intrommune Therapeutics

Company Overview

April 2018

Peanut Allergy: A Global Problem



- Diagnosis increased 445% in 12 years
- Occurs in 0.5-1.5% of general population of western countries
- Over 3 million peanut allergic in U.S., including 1.5 million children
- Direct costs of childhood food allergies is $6 billion yearly in the U.S. alone
- No approved treatment

Dyer AA et al. *Allergy Asthma Proc.* 2015;36(1):58-64.
Sicherer SH and Sampson HA. JACI 2014;133(2):292-307.
Gupta R et al. *JAMA Pediatr.* 2013;167(11):1026-31.
www.foodallergy.org

A Novel Solution:
Oral Mucosal Immunotherapy (OMIT)



Peanut-derived proteins



Specialized toothpaste



Effortless daily administration

New "Easy-to-Use" Allergy Treatment Platform

Benefits of OMIT for Allergy Immunotherapy

Optimize Efficacy

- Simple daily administration supports long-term use
- Contacts entire interior of mouth including areas with high concentrations of oral immune cells

Optimize Safety

- Limits swallowing and avoids contact with stomach and esophagus
- Controlled time of contact with allergens



Optimize Usability

- OMIT replaces your normal toothpaste
- Helps users avoid feeling sick or “not normal”

Roadmap for Success

2018

Crowdfunding campaign

Optimize formulation of Peanut OMIT to FDA standards

Pre-IND and IND meetings with FDA for Peanut OMIT

2019

Results of first clinical study of Peanut OMIT (Phase I study)

Initiate development of additional food allergy OMIT products

2020 and Beyond

Complete clinical studies of Peanut OMIT (Phase II/III studies)

Obtain FDA and international approvals of Peanut OMIT

OMIT Advances Peanut Allergy Immunotherapy

OMIT efficacy demonstrated with non-food allergies*

Studies have shown that therapeutic placement of peanut extracts under the tongue (sublingual immunotherapy or SLIT) can be safe and effective*



Sublingual immunotherapy for peanut allergy: Clinical and immunologic evidence of desensitization
A randomized, double-blind, placebo-controlled pilot study of sublingual versus oral immunotherapy for the treatment of peanut allergy
Food, drug, insect sting allergy, and anaphylaxis
Sublingual immunotherapy for peanut allergy: A randomized, double-blind, placebo-controlled multicenter trial
Food, drug, insect sting allergy, and anaphylaxis
Sublingual immunotherapy for peanut allergy: Long-term follow-up of a randomized multicenter trial

*See Scientific Appendix for more info

OMIT is Protected by Patents

- Platform exclusively licensed for food allergy OMIT
- Initial four OMIT patents issued in United States, Japan, Australia in 2016-2017
- Additional patents pending internationally
- Global protection expected through 2033 and beyond



The Director of the United States Patent and Trademark Office
The United States of America
United States Patent
Francois
Patent No.: US 9,271,899 B2
Date of Patent: Mar. 1, 2016

Intrommune Has Global Exclusive License For Food Allergy Immunotherapy

Competitive Advantages of OMIT

Daily Immunotherapy Administration	Projected Efficacy	Projected Safety	Support of Long-Term Adherence
Toothpaste (OMIT)	High	Very High	Very High
Skin Patch (EPIT)	Low	Very High	Low
Ingestion (OIT)	High	Low	Low
Placement Under Tongue (SLIT)	Medium	Medium	Low

Comparables

	Intrommune	Aimmune (AIMT)	DBV Technologies (DBVT)
Delivery	Toothpaste **(OMIT)**	Ingestion (OIT)	Skin Patch (EPIT)
Ownership	Private	Public	Public
Equity Valuation*	$15 million	$1.8 billion	$1.4 billion

*As of April 11, 2018

Use of Proceeds

R&D: pre-clinical and clinical development and investigations

CMC: stability testing/manufacturing

Working Capital/G&A

FDA Regulatory: pre-IND interactions and IND filings

Fundraising Fees

Company Leadership



Michael Nelson, JD
Chief Executive Officer
20 years of start-up, finance and legal experience



Anthony Robinson, MS, CRNP, MBA
Chief Operating Officer
20 years of clinical and pharmaceutical development experience



Erick Berglund, PhD
Chief Scientific Officer
25 years of scientific, start-up, and intellectual property experience



William Reisacher, MD
Senior Scientific Advisor & Co-Founder
Associate Professor of Otolaryngology
Weill Cornell Medical College
Associate Attending Otolaryngologist
New York - Presbyterian Hospital



Wesley Burks, MD, FAAAAI
Executive Dean UNC Medical School
Distinguished Professor of Pediatrics
Physician in Chief of North Carolina Children’s Hospital



David Fleischer, MD
Associate Professor of Pediatrics - Allergy
Children's Hospital Colorado
University of Colorado Denver School of Medicine



Matthew Greenhawt, MD, FAAP, MBA
Assistant Professor of Pediatrics - Allergy
Children's Hospital Colorado
University of Colorado Denver School of Medicine



Danya Glabau, PhD
Founder, Implosion Labs
Faculty, Brooklyn Institute for Social Research
Adjunct Faculty, NYU Tandon School of Engineering

Thank You

Michael Nelson, JD
Chief Executive Officer
Direct 646.494.8432
mnelson@intrommune.com

Scientific Appendix

Immunology And Biology Of OMIT

1. Following OMIT administration, allergen proteins bind to epithelial cells within minutes, then cross the oral mucosa 15-30 minutes later. Allergen is subsequently captured by Langerhans cells within the mucosa itself and myeloid dendritic cells along the lamina propria. These cells process the allergens into small peptides that are presented in association with MHC class I and class II molecules at the cell surface.

2. Those cells loaded with allergen-derived peptides reach cervical lymph nodes within 12 to 24 hours, where they interact with naive CD4+ T cells to support the differentiation of Th_1 and T_{Reg} cells within two to five days.

3. These CD4+ T cells subsequently migrate back to mucosal tissues, resulting in allergen tolerance with down-regulation of preexisting Th_2 responses.



Timeframe
Allergen via OMIT
Cell Mediators
Mucosa
LC
LC
1
Allergen capture by dendritic cells (within 15–30 mn)
LCs: Langerhans-like cells
Lamina propria
2
Migration to draining lymph nodes (within 12 to 24 hours)
MDC
MDCs: myeloid dendritic cells
PDCs: plasmacytoid dendritic cells
MCs: mast cells
Eos: eosinophils
Submucosa
PDC
Eos
MC
Draining lymph nodes
Th1
Th0
T Reg
3
Induction of immune regulatory mechanisms (within 2–5 days)
CD4+ T lymphocytes
Th0: naive cells
Th1: IFNγ-producing cells
T Reg: IL10-producing cells



SOY MILK

4. T_{Reg} and Th_0 cells inhibit Th_2 cells, which in turn inhibits Th_2 production of cytokines such as IL-3, IL-4, IL-5, and IL-9. These cytokines drive the differentiation, survival and activity of mast cells, basophils, eosinophils – the cells whose disproportionately high populations and errant activation cause the acute clinical symptoms of food allergies, including anaphylaxis.

Adapted from: Moingeon P, and L. Mascarell. Induction of tolerance via the sublingual route: mechanisms and applications. *Clin Dev Immunol.* 2012; Vol. 2012: Article ID 623474.

OMIT Targets Entire Oral Mucosa


Palatum
Bucca (cheek)
Lingua (tongue)
Sublingua
Gingiva
Vestibulum


OMIT Toothpaste Tissue Contact
Langerhans cells
60
50
40
30
20
10
0
Vestibulum
Bucca
Palatum
Lingua
Sublingua
Gingiva

Number of LCs in different anatomical locations of the oral cavity

Optimizes Exposure To Oral Immune Cells

Allam JP, et al. *Allergy*. 2008; 63(6):720-727.

OMIT Successfully Tested in Non-Food Allergy

OMIT Respiratory Clinical Investigation	
Location	Weill Cornell Medical College
Grant Funding	Empire State Development's Division of Science, Technology and Innovation (NYSTAR)
Size	24 allergic rhinitis patients
Duration	12 months
Final Patient Enrolled	June 25, 2014
Design	• Open label • 12 patients using OMIT vs. 12 patients using SLIT allergy drops • "Real-World" allergen treatment
Results	• Safe and efficacious • Supports improved adherence compared to SLIT drops • Reduction in symptom scores and medication use • Biomarker trends (IgE, IgG4) indicate development of immunological tolerance



Oral mucosal immunotherapy for allergic rhinitis: A pilot study

William R. Reisacher, M.D.,[1] Maria V. Suurna, M.D.,[1] Kate Rochlin, Ph.D.,[2] Maria G. Bremberg, R.N.,[1] and Guy Tropper, M.D.[3]

ABSTRACT

Background: *The sublingual mucosa has been used for many years to apply allergenic extracts for the purpose of specific immunotherapy (IT). Although sublingual IT (SLIT) is both safe and efficacious, the density of antigen-presenting cells is higher in other regions of the oral cavity and vestibule, which make them a potentially desirable target for IT.*

Objective: *To present the concept of oral mucosal IT (OMIT) and to provide pilot data for this extended application of SLIT.*

Methods: *An open-label, 12-month, prospective study was undertaken as a preliminary step before a full-scale clinical investigation. Twenty-four individuals with allergic rhinitis received IT by applying allergenic extracts daily to either the oral vestibule plus oral cavity mucosa by using a glycerin-based toothpaste or to the sublingual mucosa by using 50% glycerin liquid drops. Adverse events, adherence rates, total combined scores, rhinoconjunctivitis quality-of-life questionnaire scores, changes in skin reactivity, and changes in serum antibody levels were measured for each participant.*

Results: *No severe adverse events occurred in either group. The adherence rate was 80% for the OMIT group and 62% for the SLIT group ($p = 0.61$). Decreased total combined scores were demonstrated for both the OMIT group (15.6%) and the SLIT group (22.3%), although this decrease did not reach statistical significance in either group. Both groups achieved a meaningful clinical improvement of at least 0.5 points on rhinoconjunctivitis quality-of-life questionnaire. A statistically significant rise in specific immunoglobulin G4 (IgG4) was seen in both groups over the first 6 months of treatment.*

Conclusion: *OMIT and SLIT demonstrated similar safety profiles and adherence rates. Measurements of clinical efficacy improved for both groups, but only changes in IgG4 achieved statistical significance. These pilot data provide enough evidence to proceed with a full-scale investigation to explore the role of OMIT in the long-term management of allergic rhinitis.*

(Allergy Rhinol 7:e21–e28, 2016; doi: 10.2500/ar.2016.7.0150)

Approximately 20–40% of the U.S. population has allergic rhinitis (AR).[1] AR can have a significant impact on the quality of life of the individual and may also lead to further sensitization and the development of asthma.[2,3] Although AR is commonly treated with pharmacotherapy and environmental control strategies, antigen-specific immunotherapy (IT) is currently the only disease-modifying treatment available. Allergenic extracts are delivered either through subcutaneous injection (subcutaneous IT [SCIT]) or by application to the sublingual mucosa (sublingual IT [SLIT]) on a consistent basis for ~3–5 years to achieve a long-term benefit.[4]

Since 1996, SLIT has been recognized as a potential alternative to SCIT by the World Health Organization, and the efficacy of the treatment for both AR and asthma has been confirmed in many randomized controlled trials and meta-analyses.[5–7] However, although the efficacy of both SCIT and SLIT versus placebo has been clearly demonstrated, conclusive head-to-head data are lacking.[8] One systematic review by Dretzke *et al.*[9] failed to demonstrate superiority of one delivery technique over another, whereas a separate systematic review concluded that there was moderate-grade evidence that favored SCIT for the reduction of AR symptoms.[10] In Europe, SLIT represents the majority of new IT prescriptions, and its use has also been increasing in the United States.[11]

Oral Langerhans cells (oLC) are antigen-presenting cells that possess the high affinity receptor for immunoglobulin E (IgE) and the natural protolerogenic characteristics that are necessary for successful IT.[12] Coupled with the production of interleukin 10 and transforming growth factor β, they are able to efficiently bind allergens and present them to T cells in local lymphoid tissue, which leads to an inhibitory effect on T-helper (Th) type 2–mediated (allergic) in-

From the [1]Department of Otolaryngology—Head and Neck Surgery, Weill Cornell Medical College, New York, NY, [2]Department of Cell Biology, Weill Cornell Medical College, New York, NY, and [3]Avant Garde Médical, Boucherville, Quebec, Canada
Supported by research grants from the New York State Office of Science, Technology and Academic Research, Allovate and the American Academy of Otolaryngic Allergy Foundation. Grantors played no other roles.
W.R. Reisacher and K. Rochlin are both shareholders for Allovate. W.R. Reisacher is an adviser for Allovate. The remaining authors have no conflicts of interest pertaining to this article
Presented at the American Academy of Otolaryngic Allergy Annual Meeting, September 25–27, 2015, Dallas, Texas.
Address correspondence to William R. Reisacher, M.D., Department of Otolaryngology— Head and Neck Surgery, Weill Cornell Medical College/NewYork-Presbyterian Hospital, 1305 York Avenue, 5th Floor, New York, NY 10021
E-mail address: wir2011@med.cornell.edu

Reisacher, W, et al. *Int. J. of Pharm. Compounding.* 2014; 18(4):287-290.

Peanut SLIT Studies: Precedent for INT-301

PI/First Author	Study Status	Primary Outcome	Subjects	Duration	Safety	Efficacy
Wesley Burks/Edwin Kim	Published 2011[1]	**1st clinical evidence of desensitization**	**18 children age 1-11**	12 months, ongoing follow-up	No emergency epinephrine in 4,182 active doses	20x increase in peanut safely consumed
Wesley Burks/David Fleischer	Published 2013[2], 2015[3]	**1st double-blind placebo controlled trial**	**40 subjects age 12-37**	68 weeks	1 of 11,854 active doses required epinephrine	Statistically significant desensitization in majority
Robert Wood	Published 2015[4]	**Compare efficacy & safety of peanut SLIT (3.7mg/day) vs. OIT (2000mg/day)**	**21 children age 7-13**	18 months	SLIT significantly superior in safety	SLIT effective; OIT efficacy superior, but 4/11 dropped out
Wesley Burks	Ongoing, Interim data[5,6]	**Effect of early intervention**	**50 children age 1-11**	66 months	No safety issues reported	Desensitization to median 2900mg at 48 months; Sustained unresponsiveness *[interim data]*
Robert Wood	Ongoing, unpublished[7]	**Efficacy and safety of dissolving sublingual film**	**15 subjects age 18-50**	18 months	Unpublished	Unpublished
Wesley Burks	Ongoing, unpublished[7]	**FARE-sponsored early intervention**	**50 subjects age 1-4**	36 months	Unpublished	Unpublished

1 Kim E et al. *JACI* 2011(3);127:640-6.
2 Fleischer DM et al. *JACI* 2013;131(1):119-27.
3 Burks AW et al. *JACI* 2015;135(5):1240-1248.e3.
4 Narisety SD et al. *JACI* 2015;135(5):1275-1282.
5 Hamad A et al. Poster # 193 AAAAI 2017.
6 Yang L et al. *JACI* 2017 139(2): Abstract 559.
7 Ongoing, unpublished trials identified through database searches at clinicaltrials.gov